List of Subsidiaries of American Residential Properties, Inc.

	Name	State of Incorporation or Organization
1.	American Residential GP, LLC	Delaware
2.	American Residential Properties OP, L.P.	Delaware
3.	American Residential Properties TRS, LLC	Delaware
4.	American Residential Leasing Company, LLC	Delaware
5.	American Residential Mortgage Company, LLC	Delaware
6.	American Residential Florida Rentals, LLC	Delaware
7.	American Residential Georgia Rentals, LLC	Delaware
8.	American Residential North Carolina Rentals, LLC	Delaware
9.	Flat Iron VI, LLC	Delaware
10.	Siphon Draw, LLC	Delaware
11.	Red River Rock, LLC	Delaware